UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FUBOTV INC.

(Name of Subject Company and Filing Person (Issuer))

Convertible Senior Secured Notes due 2029

(Title of Class of Securities)

35953D AC8

(CUSIP Number of Class of Securities)

FuboTV Inc.

1290 Avenue of the Americas

New York, NY 10104

Telephone: (212) 672-0055

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Gregory P. Rodgers, Esq.

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

(212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by FuboTV Inc., a Delaware corporation (the “Company”), as subject company and issuer, on November 24, 2025 (the “Original Schedule TO” and as amended and supplemented on the date hereof, the “Schedule TO”), with respect to the right of each holder (the “Holder”) of the Convertible Senior Secured Notes due 2029 (the “2029 Notes”) to require the Company to offer to repurchase for cash all of the outstanding 2029 Notes, or any portion thereof that is equal to $1,000 or an integral multiple of $1,000 in excess thereof, on January 7, 2026 (the “Fundamental Change Repurchase Date”) at a repurchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest on such 2029 Notes to, but excluding, the Fundamental Change Repurchase Date (the “Fundamental Change Repurchase Price”) pursuant to (i) the Indenture, dated as of January 2, 2024 (the “Original Indenture”), as supplemented by the First Supplemental Indenture, dated as of October 29, 2025 (the “First Supplemental Indenture” and the Original Indenture as supplemented by the First Supplemental Indenture, the “Indenture”) between the Company and U.S. Bank Trust Company, National Association, in its capacity as trustee (the “Trustee”), relating to the 2029 Notes of the Company, and (ii) the Fundamental Change Notice and Offer to Repurchase dated November 24, 2025 (the “Offer to Repurchase”).

The information set forth in the Offer to Repurchase, which was previously filed with the Original Schedule TO, is hereby incorporated by reference into this Amendment No. 1, except that such information is hereby amended and restated to the extent specifically provided in this Amendment No. 1.

This Amendment No. 1 is filed by the Company and is intended to satisfy the disclosure requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer to Repurchase.

Item 11. Additional Information.

Item 11 is hereby amended and supplemented as follows:

The Fundamental Change Repurchase Right relating to the 2029 Notes expired at 5:00 p.m., New York City time, on Tuesday, January 6, 2026 (the “Expiration Time”). The Company was advised by U.S. Bank Trust Company, National Association, as Tender Agent for the Tender Offer, that, as of the Expiration Time, none of the outstanding 2029 Notes were surrendered for repurchase pursuant to Holders’ Fundamental Change Repurchase Right. As of the date of this Amendment No. 1, the aggregate principal amount of 2029 Notes outstanding is approximately $177,500,000, which will mature on February 15, 2029, unless earlier repurchased or converted.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2026

FUBOTV INC.

By:	/s/ David Gandler
Name:	David Gandler
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Fundamental Change Notice and Offer to Repurchase to Holders of Convertible Senior Secured Notes due 2029, dated November 24, 2025.

(b)	Not applicable.

(d)(1)	Indenture, dated as of January 2, 2024, among fuboTV Inc., a Florida corporation, the guarantors named therein, and the Trustee and Collateral Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 2, 2024).

(d)(2)	First Supplemental Indenture, dated as of October 29, 2025, among the Company, the guarantors identified therein and the Trustee and Collateral Agent (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on October 30, 2025).

(d)(3)	Not applicable.

(d)(4)	Business Combination Agreement, dated as of January 6, 2025, among the Company, The Walt Disney Company, a Delaware corporation, and Hulu, LLC, a Delaware limited liability company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K/A filed on January 10, 2025).

(d)(5)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Previously filed.